SCHEDULE J

SUBORDINATION AGREEMENT

This Subordination Agreement made as of •, 20• is made among The Toronto Dominion Bank, a Canadian chartered bank with an office in Calgary, Alberta in its capacities described in Section 7.14 hereof (the “Agent”), Valiant Trust Company, a trust company incorporated under the laws of Alberta with an office in Calgary, Alberta in its capacity as trustee (the “Trustee”) of Baytex Energy Trust (the “Trust”), by its manager Baytex Energy Ltd., Baytex Energy Ltd., a corporation under the laws of Alberta and having its principal place of business in Calgary, Alberta (the “Borrower”) and the other Debtors and Subordinated Creditors party hereto from time to time.

RECITALS:

A.	The Lenders have made or agreed to make loans or advances and otherwise extend credit to the Borrower pursuant to the terms of the Credit Agreement.

B.	The Debtors may from time to time make or be obligated to make Loan Payments, NPI Payments or Capital Distributions to the Subordinated Creditors.

C.
It is a condition of the Lenders’ obligation to make loans and advances under the Credit Agreement that the Subordinated Creditors subordinate their rights against the Borrower and the other Debtors in accordance with the terms of this Agreement.

NOW THEREFORE, the Parties agree as follows:

ARTICLE 1 - INTERPRETATION

1.1	Definitions

In this Agreement, terms and expressions defined in the Credit Agreement shall have those meanings when used herein (unless otherwise defined herein), and in addition:

“Capital Distribution” means:

(a)	any dividends, partnership or trust distributions or other capital distributions made by any Debtor, or

(b)	any redemption, retraction, purchase or other acquisition of shares, partnership interests or trust units, directly or indirectly, in the capital of any Debtor;

“Credit Agreement” means the Amended and Restated Credit Agreement made as of July 9, 2003, as amended and restated as of September 3, 2003, as further amended and restated as of June 9, 2006 and as further amended and restated as of September •, 2007 between the Borrower, the lenders from time to time thereunder and The Toronto-Dominion Bank, as agent;

“Debtors” means the Borrower and its Subsidiaries;

“Default” means (i) any Default or Event of Default or (ii) any Financial Instrument Demand for Payment, Termination Event or other event or circumstance which constitutes a default or event of default in respect of any Lender Financial Instrument;

“Indebtedness” means the Senior Debt and the Subordinated Debt;

“Lenders” means the Lenders under the Credit Agreement and any Hedging Affiliate;

“Loan Documents” means the Documents under and as defined in the Credit Agreement and any Lender Financial Instrument;

“Loan Payments” means any payment by a Debtor of or on account of indebtedness for borrowed money owing to the Trust or any Affiliate of the Borrower which is not a Subsidiary (whether made, paid or satisfied in or for cash, property or both);

“NPI Payments” means any payment by a Debtor of or in respect of any royalty or net profits interest in favour of or held by any Subordinated Creditor and whether created in connection with the Plan of Arrangement or otherwise (whether made, paid or satisfied in or for cash, property or both);

“Parties” means the parties to this Agreement;

“Senior Debt” means all present and future obligations, indebtedness, liabilities, covenants, agreements and undertakings of any Debtor to any Lenders pursuant to the Loan Documents, whether direct or indirect, absolute or contingent, matured or not, extended or renewed, wheresoever and howsoever incurred, and any ultimate unpaid balance thereof, including all future advances and re advances, and whether the same is from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and whether such Debtor be bound alone or with others and whether as principal or surety, including all expenses paid or incurred by the Agent or the Lenders in endeavouring to collect or realize upon the foregoing;

“Subordinated Creditors” means (i) the Trust, (ii) any Affiliate of the Borrower which is not a Subsidiary and (iii) any assignee of or successor interest to the Trust or any such Affiliate;

“Subordinated Debt” means all present and future obligations, indebtedness, liabilities, covenants, agreements and undertakings of any Debtor to any Subordinated Creditor howsoever arising, whether direct or indirect, absolute or contingent, matured or not, extended or renewed, wheresoever and howsoever incurred, and any ultimate unpaid balance thereof, including all future advances and re advances, and whether the same is from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and whether such Debtor be bound alone or with others and whether as principal or surety, including all obligations, liabilities and indebtedness to pay or effect a Loan Payment, an NPI Payment or a Capital Distribution and all expenses paid or incurred by a Subordinated Creditor in endeavouring to collect any Subordinated Debt; and

“Subordinated Rights” means all rights, remedies and powers of the Subordinated Creditors pursuant to any agreement evidencing any Subordinated Debt or otherwise available to any Subordinated Creditor pursuant to Applicable Law to enforce payment and performance of the Subordinated Debt.

1.2	References

Unless something in the subject matter or context is inconsistent herewith, all references to Sections and Articles are to Sections and Articles of this Agreement.  The words “hereto”, “hereof”, “hereunder” and similar expressions mean and refer to this Agreement. In this Agreement, the singular includes the plural and vice versa; a reference to gender includes the masculine, feminine and neuter; where a term or expression is defined, derivations thereof have a corresponding meaning; and references to any agreement, contract, document, licence or other instrument shall mean and refer to such agreement, contract, document, licence or other instrument as amended, modified, replaced, restated, extended, renewed or supplemented from time to time.

ARTICLE 2 -                                SUBORDINATION, POSTPONEMENT AND PRIORITY

2.1	General

Notwithstanding the terms of the agreements giving rise to the Indebtedness or Subordinated Rights, the time of default under or the dates of any advances of the Indebtedness, the Parties agree that all and any of their rights in respect of the Indebtedness and the Subordinated Rights shall be governed by the terms of this Agreement.

2.2	Subordination; Standstill

(1)           So long as any Senior Debt is outstanding and until the Senior Debt shall have been paid, performed and indefeasibly satisfied in full:

(a)
the payment of all Subordinated Debt is postponed and subordinated to the indefeasible payment and performance in full and final satisfaction of all Senior Debt and the Subordinated Creditors will not directly or indirectly, accept from any Debtor, in any manner, directly or indirectly, payment of, or consideration for the reduction of, the whole or any part of the Subordinated Debt and if any such payment is received or made on the Subordinated Debt, each of the Subordinated Creditors will hold such payment in trust for the benefit of, and shall promptly pay over such payment in the form received (duly endorsed, if necessary, to the Agent) to the Agent for the benefit of the applicable Lenders subject always to the rights of any other creditor of any Debtor under Applicable Law to share in any such payment;

(b)
until the Senior Debt shall have been paid, performed and indefeasibly satisfied in full, the Subordinated Creditors shall not realize upon or otherwise exercise any Subordinated Rights or commence, or join with any other creditor in commencing, any enforcement, receivership, bankruptcy, moratorium, reorganization, readjustment of debt, adjustment of debt, reorganization, compromise, arrangement or any dissolution, receivership, liquidation or insolvency proceedings with respect to any Debtor;

(c)
the Subordinated Creditors shall not dispute or contest in any manner the validity or enforceability or priority (in the circumstances herein contemplated) of any of the Senior Debt over the Subordinated Debt and the Subordinated Rights; and

(d)
the Subordinated Creditors shall not take, hold or have any Security Interest on, to or against any property, assets or undertaking of any Debtor or take, hold or have any collateral security for any of the Subordinated Debt.

(2)           Notwithstanding Section 2.2(1)(a), prior to the occurrence of a Default which is continuing, the Debtors shall be entitled to make, and Subordinated Creditors shall, subject to Section 2.3, be entitled to receive and retain payments on account of any Subordinated Debt in accordance with the terms of such Subordinated Debt.

2.3	Distribution to Creditors

Upon any distribution of assets of any Debtor to its creditors upon any dissolution, winding up, total or partial liquidation, readjustment of debt, reorganization, compromise, adjustment of debt, arrangement with creditors, or similar proceedings of any Debtor or its property, or in any bankruptcy, insolvency, receivership, assignment for the benefit of creditors, marshalling of assets and liabilities of any Debtor, or other proceedings, or in the event of any bulk sale of any of its assets within the bulk transfer provisions of any Applicable Law, or proceedings in relation to any of the foregoing, whether any of the foregoing is voluntary or involuntary, partial or complete:

(a)
all of the Senior Debt shall first be indefeasibly paid and performed in full and satisfied before any Subordinated Creditor shall be entitled to receive or retain any payment or distribution of Subordinated Debt from any Debtor or any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution or in respect of such proceedings or under or in respect of any of the Subordinated Rights;

(b)
each of the Subordinated Creditors irrevocably authorizes the Agent to file on behalf of such Subordinated Creditor any and all claims, proofs of debt, petitions, consents, and other documents in respect of such proceedings or under or in respect of any of the Subordinated Debt and the Subordinated Rights; and

(c)
any payment or distribution of assets of any Debtor of any kind or character, whether in cash, property or securities, to which the Subordinated Creditors would be entitled in respect of the Subordinated Debt or the Subordinated Rights, shall be paid by such Debtor or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other person making such payment or distribution, directly to the Agent for the benefit of the applicable Lenders to the extent necessary to satisfy and indefeasibly pay in full all the Senior Debt before any payment or distribution is made to the Subordinated Creditors or any representative thereof subject always to the rights of any other creditor of any Debtor under Applicable Law to share in any such payment or distribution.

2.4	Trust

Notwithstanding Section 2.3, if upon any such dissolution, winding up, liquidation, readjustment, reorganization, compromise, adjustment of debt, arrangement with creditors or similar proceeding in respect of any Debtor (including any acts or proceedings related to the Subordinated Rights), any payment or distribution of assets of any Debtor of any kind or character, whether in cash, property or securities, shall be received by the Subordinated Creditors or any representative thereof before all the Senior Debt is indefeasibly paid and performed in full and satisfied, the Subordinated Creditors will hold such payment or distribution in trust for the benefit of, and shall promptly pay such payment or distribution over in the form received (duly endorsed, if necessary, to the Agent) to, the Agent for the benefit of the applicable Lenders subject always to the rights of any other creditor of any Debtor under Applicable Law to share in any such payment or distribution.

2.5	Marking Books

The Subordinated Creditors and the Debtors will mark their books and records relating to the Subordinated Debt and the agreements giving rise to the Subordinated Rights so as to clearly indicate that the Subordinated Debt and Subordinated Rights are subordinated in accordance with the terms of this Agreement and will cause to be clearly inserted on any promissory note or other instrument which at any time evidences or creates any of the Subordinated Debt or Subordinated Rights a statement to the effect that the payment of the Subordinated Debt and the Subordinated Rights are subordinated in accordance with the terms of this Agreement.

2.6	Application of Proceeds

All payments and distributions received by the Subordinated Creditors in respect of the Subordinated Debt or Subordinated Rights, to the extent received in or converted into cash and paid over to the Agent hereunder for the benefit of the applicable Lenders, may be applied by the Agent first to the payment of any and all expenses (including legal fees and expenses on the basis of a full indemnity) paid or incurred by the Agent in enforcing the provisions hereof or in endeavouring to collect or realize upon any of the Senior Debt, and any balance thereof shall, solely as between the Subordinated Creditors and the applicable Lenders, be applied by the applicable Lenders to the payment of the Senior Debt until indefeasibly paid in full and satisfied in such order of application as the applicable Lenders may from time to time select; and, notwithstanding any such payments or distributions received by the applicable Lenders in respect of the Subordinated Debt or Subordinated Rights and so applied by the applicable Lenders toward the payment of the Senior Debt, the Subordinated Creditors shall be subrogated, without recourse, representation and warranty to the then existing rights of the applicable Lenders, if any, in respect of the Senior Debt subject to the provisions of Section 2.7.

2.7	Restriction on Subrogation

No Subordinated Creditor shall exercise any rights which it may acquire by way of subrogation or contribution under this Agreement until this Agreement has ceased to be effective in accordance with Section 5.1.  If any amount is paid to any Subordinated Creditor on account of such subrogation or contribution rights at any time before this Agreement has ceased to be effective in accordance with Section 5.1, such amount shall be held in trust by such Subordinated Creditor for the benefit of the Lenders and shall be promptly paid to the Agent for the benefit of the Lenders.

ARTICLE 3 -                                ACKNOWLEDGEMENTS OF SUBORDINATE CREDITORS

3.1	Absolute Obligations

This Agreement shall remain in full force and effect and the obligations of the Subordinated Creditors hereunder shall be absolute and unconditional irrespective of:

(a)
any change in the time, manner or place of payment of, or in any other term of, any of the Senior Debt, the Loan Documents, or any other amendment or waiver of or any consent to departure from any of the Senior Debt or the Loan Documents;

(b)	any release or amendment or waiver of or consent to departure from any undertaking of any person respecting any of the Senior Debt or the Loan Documents;

(c)	any merger, consolidation or amalgamation of the Agent, any Lender or any Subordinated Creditor into or with any other person or any other change of its identity or capacity;

(d)
any (i) liquidation, winding up, bankruptcy, dissolution, compromise, proposal, arrangement, plan of reorganization or other event or proceeding relating to, or which might affect the existence, obligations, creditors, assets, business or affairs of, (ii) change or changes in the name of, or (iii) amalgamation, consolidation, merger or reorganization of any kind of, or with respect to, any Debtor;

(e)	any change in Applicable Law or any defence, claim or right of any Party which would effect a result contrary to the terms in this Agreement; or

(f)
any impossibility or impracticality of performance or force majeure, any act of any Governmental Authority, or any other circumstance which might constitute a defence available to, or a discharge of, the Borrower in respect of the Senior Debt or the Loan Documents.

3.2	Dealings by Lenders

Notwithstanding anything in this Agreement, each of the Subordinated Creditors acknowledges that the Lenders shall be entitled to:

(a)	lend monies or otherwise extend credit or accommodations to any Debtor as part of the Senior Debt;

(b)
agree to any change in, amendment to, waiver of, or departure from, any term of any Loan Document including, without limitation, any amendment, renewal, restatement or extension of any such agreement, or increase in the payment obligations of any Debtor under any such documents;

(c)	take any Security Interests from any Debtor;

(d)	grant time, renewals, extensions, releases, discharges or other indulgences or forbearances to any Debtor in respect of Senior Debt;

(e)	waive timely and strict compliance with or refrain from exercising any rights under or relating to any Senior Debt;

(f)	accept or make any compositions, arrangements, plans of reorganization or compromises with any Debtor as the Lenders (or any of them) may deem appropriate in connection with any Senior Debt;

(g)	change, whether by addition, substitution, removal, succession, assignment, grant of participation, transfer or otherwise, any of the Lenders, including the Agent;

(h)
acquire, give up, vary, exchange, release, discharge or otherwise deal with or fail to deal with any Security Interests relating to any Senior Debt, or allow the Debtors or any other person to deal with any property which is subject to such Security Interests, all as the Lenders may deem appropriate; and/or

(i)
abstain from taking, protecting, securing, registering, filing, recording, renewing, perfecting, insuring or realizing upon any Security Interests for any Senior Debt; and no loss in respect of any of the Security Interests received or held for and on behalf of the Lenders, whether occasioned by fault, omission or negligence of any kind, whether of the Lenders or otherwise, shall in any way limit or impair the liability of the Subordinated Creditors or the rights of the Lenders under this Agreement;

all of which may be done without notice to or consent of the Subordinated Creditors and without impairing, releasing or otherwise affecting any rights or obligations of the Subordinated Creditors hereunder or any rights of the Lenders hereunder.

3.3	Subordinated Debt Default

Each Subordinated Creditor shall promptly give the Agent and all other Subordinated Creditors notice of the occurrence of a default or event of default in respect of the Subordinated Debt of which it is actually aware.

3.4	Agreement Not to Challenge

Each of the Subordinated Creditors shall not at any time challenge, dispute or contest the validity or enforceability of the Senior Debt or the Loan Documents, nor shall such Subordinated Creditor at any time challenge, dispute or contest the validity or enforceability of the subordination and postponement provided for herein or take any action whereby the subordination and postponement contemplated hereby may be prejudiced.

3.5	Representations and Warranties

Each of the Subordinated Creditors hereby represents and warrants to the Agent and the Lenders that:

(a)	it has all necessary power and authority to enter into this Agreement; and

(b)
this Agreement constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms, subject however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the qualification that equitable remedies such as specific performance and injunction are only available in the discretion of the court from which they are sought and general equitable principles.

ARTICLE 4 -                                ACKNOWLEDGEMENT OF THE DEBTORS

4.1	Acknowledgement

Each of the Debtors hereby acknowledges and agrees that:

(a)
it authorizes the Agent, the Lenders and the Subordinated Creditors to share with each other any information possessed by them relating to the Indebtedness and to payments received by the Agent, the Lenders and the Subordinated Creditors in respect thereof;

(b)	this Agreement shall not modify, relieve or release it from any of its Indebtedness or performance obligations under the agreements giving rise to the Subordinated Rights;

(c)	it is a party hereto solely for the purpose of providing the acknowledgements and agreements set forth herein and does not, and is not intended to, derive any benefits hereunder; and

(d)	it consents to the terms of this Agreement and agrees to comply with, and to not act contrary to, the terms of this Agreement.

ARTICLE 5 -                                TERMINATION

5.1	Termination

The provisions hereof shall in all respects be a continuing agreement and shall remain in full force and effect until the final and indefeasible payment in cash and performance in full and satisfaction of the Senior Debt and the termination of the Credit Agreement and all Lender Financial Instruments.

5.2	Reinstatement

This Agreement shall continue to be effective or be reinstated, as the case may be, if at any time any payment or performance of the Senior Debt is rescinded, reversed, nullified, rendered void or voidable or must otherwise be restored, refunded, returned or unwound for any reason, all as though such payment had not been made or such performance had not occurred.

ARTICLE 6 -                                CONTINUING SUBORDINATION

6.1	Continuing Subordination

This Agreement shall create a continuing subordination and shall:

(a)	be binding upon each of the Subordinated Creditor and its successors and assigns; and

(b)
enure, together with the rights and remedies of the Lenders hereunder, to the benefit of and be enforceable by the Lenders and their successors and assigns for their benefit and for the benefit of any other person entitled to the benefit of any Documents from time to time, including any permitted assignee of some or all of the Documents.

6.2	Other Obligations not Affected

The subordination provided for herein is in addition to and not in substitution for any other agreement or any other security by whomsoever given or at any time held by the Lenders in respect of the Senior Debt, and the Lenders shall at all times have the right to proceed against or realize upon all or any portion of any other agreement or any security or any other monies or assets to which the Lenders may become entitled or have a claim in such order and in such manner as the Lenders in their sole discretion may deem appropriate.

6.3	Acknowledgment of Documentation

Each Subordinated Creditor hereby acknowledges that it is familiar with and understands the terms of the Credit Agreement and all other Loan Documents.  Each Subordinated Creditor shall ensure that the Debtors provide such copies as the Subordinated Creditor wishes to receive of all amendments, modifications or supplements to any of the aforementioned documents and of any other documents, instruments or agreements which are executed in the future pursuant to which Senior Debt may arise.  None of the Lenders shall in any manner have any obligation to ensure such receipt nor shall lack of receipt in any way affect the absolute and unconditional nature of the Subordinated Creditors’ obligations hereunder in respect of the Senior Debt thereby created or arising.

ARTICLE 7 -                                MISCELLANEOUS

7.1	New Debtors; New Subordinated Creditors

Each of the Borrower and the Trust hereby covenant with the Agent that it shall cause each Debtor and Subordinated Creditor that is not already a party hereto to become a party to and be bound by this Agreement promptly after, and in any event within ten (10) Banking Days, of incurring any Subordinated Debt by executing and delivering to the Agent an addition agreement substantially in the form of Schedule A annexed hereto.

7.2	Assignments and Participations by Lenders

The Lenders may, from time to time without notice to or consent of the Subordinated Creditors, assign or transfer or grant participations in respect of any or all of the Senior Debt or any interest therein; and, notwithstanding any such assignment or transfer or grant of a participation or any subsequent assignment or transfer thereof or grant of a participation therein, the Subordinated Creditors acknowledge that such Senior Debt shall be and remain Senior Debt for the purposes hereof, and every immediate and successive assignee or transferee of, or participant in, any of the Senior Debt or of any interest therein shall, to the extent of the interest of such assignee, transferee or participant in the Senior Debt, be entitled to the full rights and benefits hereof.

7.3	Assignment by Subordinated Creditors or Debtors

Except as expressly permitted by the Loan Documents, none of the Debtors shall assign all or any portion of its obligations under this Agreement or the Subordinated Debt.  None of the Subordinated Creditors shall assign all or any portion of its Subordinated Debt, Subordinated Rights or obligations under this Agreement without the prior written consent of the Agent on behalf of the Lenders unless the assignee thereof is already a Subordinated Creditor which is a Party.

7.4	Accounts

The accounts and records of the Agent and the Lenders shall constitute, in the absence of manifest error, prima facie evidence of the Senior Debt.

7.5	Further Assurances

Each Party agrees to execute and deliver all deeds, documents, instruments and assurances (including discharges) as may be reasonably required by another Party from time to time (but at the expense of the Borrower) to reflect or confirm the terms hereof and to provide such information regarding the Indebtedness and the Subordinated Rights as may be reasonably requested from time to time.

7.6	Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any jurisdiction does not invalidate, affect or impair the remaining provisions hereof in such jurisdiction and any such prohibition or unenforceability in any jurisdiction does not invalidate or render unenforceable such provision in any other jurisdiction.

7.7	Amendments; Waivers

(a)
No provision of this Agreement may be amended, waived, discharged or terminated orally nor may any breach of any of the provisions of this Agreement be waived or discharged orally, and any such amendment, waiver, discharge or termination may only be made in writing signed by the Agent on behalf of the Lenders, or by the Lenders, and if such amendment is intended to bind a Subordinated Creditor, by such Subordinated Creditor.

(b)
No failure on the part of the Agent or any Lender to exercise, and no delay in exercising, any right, power or privilege hereunder shall operate as a waiver thereof unless specifically waived in writing, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c)
Any waiver of any provision of this Agreement or consent to any departure by the Agent therefrom shall be effective only in the specific instance and for the specific purpose for which given and shall not in any way be or be construed as a waiver of any future requirement.

7.8	Notice

All notices and other communications provided for hereunder shall be given in the form and manner prescribed by Section 16.3 of the Credit Agreement.  All such notices to each Debtor and each Subordinated Creditor may be given to the Borrower on behalf of the relevant Debtor or Subordinated Creditor and shall be sufficiently delivered if so given.

7.9	Governing Law

This Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.  The Parties hereby irrevocably submit and attorn to the jurisdiction of the courts of the Province of Alberta for all matters arising out of or relating to this Agreement or any of the transactions contemplated hereby.

7.10	Enurement

This Agreement shall be binding upon the Parties and their respective successors and permitted assigns.

7.11	Headings

The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

7.12	Entire Agreement

This Agreement contains the entire agreement between the Parties with respect to the matters herein contained and there are no other representations, warranties, covenants or collateral agreements between any of the Parties in connection therewith other than as expressly herein provided.

7.13	Acknowledgement

The Parties hereto acknowledge that the Trustee or manager, as applicable, is entering into this Agreement solely in its capacity as Trustee or as agent, as the case may be, on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee, the manager or any of the unitholders of the Trust and that any recourse against the Trust, the Trustee or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the trust property of the Trust.  For the purposes of this Section 7.13, capitalized terms used previously in this Section and not otherwise expressly defined herein shall have the meanings set forth in the amended and restated trust indenture of the Trust dated as of September 2, 2003, on the date hereof.

7.14	TD Execution

The Toronto Dominion Bank is entering into this Agreement in its capacity as a lender and agent under the Credit Agreement and as agent for and on behalf of any Lender (including The Toronto Dominion Bank) or Hedging Affiliate which is a counterparty to any Lender Financial Instrument with any Debtor.

7.15	Counterparts

This Agreement maybe executed in several counterparts (including by telefax), each of which when so executed shall be deemed to be an original and all such counterparts together shall constitute one and the same agreement.

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IN WITNESS WHEREOF each Party has duly executed this Agreement as of the date and year first above written.

THE TORONTO-DOMINION BANK, as Agent

Per:
Name:
Title:

VALIANT TRUST COMPANY, as Trustee of BAYTEX ENERGY TRUST

Per:
Name:
Title:
Per:
Name:
Title:

BAYTEX ENERGY LTD.

Per:
Name:
Title
Per:
Name:
Title: